Exhibit IX

Agency and Trust Services Citigroup Centre Canary Wharf London E14 5LB

Date:	18 May 2016

To:	European Investment Bank 98-100, Boulevard Konrad Adenauer L-2950 Luxembourg

Dear Sirs,

We refer to debt securities issued and to be issued by European Investment Bank (the “Issuer”) in one or more series in accordance with a Fiscal Agency Agreement, dated November 28, 2014, as amended and/or supplemented from time to time, between the Issuer and Citibank, N.A., London Branch, as fiscal agent (the “Fiscal Agent”) (the “Fiscal Agency Agreement”).

By countersigning this letter, the Issuer agrees that:

Notwithstanding anything else contained in the Fiscal Agency Agreement, the Fiscal Agent may refrain without liability from doing anything that would or might in its opinion (following advice from legal counsel) be contrary to any law of any state or jurisdiction (including but not limited to the United States of America or any jurisdiction forming a part of it and England & Wales) or any directive or regulation of any agency of any such state or jurisdiction and may without liability do anything which is, in its opinion, necessary to comply with any such law, directive or regulation. The Fiscal Agent shall as soon as practicable and insofar as permissible inform the Issuer if, pursuant to this paragraph, it refrains from acting under the Fiscal Agency Agreement.

This letter agreement is governed by, and shall be interpreted in accordance with, the laws of the State of New York.

Please indicate your acceptance of the provisions of this letter by countersigning and returning a copy of it to me at the above address.

Yours Faithfully

Citibank, N.A., London Branch

By:	/s/ David Rowlandson
Name: David Rowlandson
Title: Vice President

Agreed and acknowledged

For and on behalf of European Investment Bank

By:	/s/ Eila Kreivi	By:	/s/ Sandeep Dhawan
	Name: Eila Kreivi		Name: Sandeep Dhawan
	Title: Director		Title: Head of Division